UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1/A

INFORMATION STATEMENT

PURSUANT TO SECTION 14F-1 OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14(f)-1 THEREUNDER

ENVIRONMENTAL MONITORING AND TESTING CORPORATION

(Exact name of registrant as specified in its corporate charter)

Delaware 62-1265486

(State or other jurisdiction (IRS Employer

of incorporation) Identification No.)

100 East Linton Blvd., Suite 108B

Delray Beach, Florida 33483

(561) 274-6690

(Address and Telephone Number)

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

GENERAL

This information statement ("Information Statement") is being mailed on or about November 28, 2003, to the holders of record on November 25, 2003, of the shares of common stock, par value $.01 (the "Common Stock") of Environmental Monitoring and Testing Corporation (the "Company"). It is being furnished in connection with the election of certain designees of First Colony Merchant ("First Colony") a Nevada corporation, to the board of directors of the Company (the "Designees").

Pursuant to a stock purchase agreement between WFD Partnership, a Florida general partnership ("WFD"), and First Colony dated November 6, 2003 (the "Agreement"), First Colony acquired 2,000,000 shares of Common Stock of the Company from WFD (the "Transaction") in exchange for a net purchase price of $145,000, after payment of a fee to First Colony's finder, and 75,000 restricted shares of the Company's Common Stock, subject to adjustment in the event of a reverse split, merger or acquisition effected by new management, should any such event occur. The Transaction was completed on November 10, 2003. Consummation of the transaction resulted in a change of control of the Company.

No action is required by the shareholders of the Company in connection with the election or appointment of the Designees to the board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

The current principal executive office of the Company is located at 1000 East Linton Blvd., Suite 108B, Delray Beach, Florida 33483. Upon completion of the Transaction, the principal office of the Company will be located at 6767 West Flamingo Road, Suite 203, Las Vegas, Nevada 89103.

COMMON STOCK

The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote. At the date of closing of the Transaction and as of the date of this Information Statement, there were 3,785,183 shares of Common Stock outstanding. The Transaction did not result in the issuance of any additional shares of Common Stock.

RIGHT TO DESIGNATE DIRECTORS; THE DESIGNEES

The board of directors of the Company currently consists of two members. Each director holds office until his or her successor is elected and qualified or until his or her death, resignation or removal. The Agreement provides for the appointment of Designees of First Colony as directors of the Company and the resignation of the existing directors of the Company. The Company has appointed three Designees to the board of directors subject, however, to the completion of the Company's Section 14(f) requirements.

The election of the Designees is a condition, among others, of the Transaction. It is expected that the Designees may assume office not less than ten(10) days subsequent to the date that the Company shall file this Information Statement with the Securities and Exchange Commission and shall transmit this Information Statement to holders of record of the securities of the Company who would be entitled to vote at a meeting for election of directors, and that, upon assuming office, the Designees will thereafter constitute a majority of the Board and the Company's existing directors will resign. In the event that the Company's Section 14(f) filing and shareholder distribution requirements are not met by December 5, 2003, the existing officers and directors of the Company will resign on that date and the Company will have no directors until completion of the Section 14(f) requirements by the Company.

DESIGNEES

The Designees are Timothy Cammel, Andrew S. Lai and Susan Krygiell. Neither the Designees nor First Colony have provided the Company with the present occupation or five-year employment history, or the age, of the Designees with the exception of Mr. Cammel, who First Colony has advised is 35 years old. Mr. Cammel was appointed Secretary of the Company by the Board of Directors, at the request of First Colony, on November 25, 2003. First Colony has not designated any other person to serve as an officer of the Company.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Pursuant to the provisions of the Company's Bylaws, the Company's current directors and executive officers hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about the Company's current directors and executive officers is set forth below.

Name Age Position

Vincent A. Ferri 53 President, Chief Executive Officer and Director of the

Company since 1999.

Martin Jacoby 58 Treasurer and Director of the Company since 1999.

David Cammel 35 Secretary of the Company since November 25, 2003.

Vincent A. Ferri was appointed to the Company's Board of Directors in November 1999 and was elected as Chief Executive Officer and President of the Company contemporaneously with his appointment as a Board member. Mr. Ferri has been a licensed mortgage broker since 1993 and a licensed real estate broker since 1984 with the State of Florida.

Martin Jacoby was appointed to the Company's Board of Directors in November 1999 and was elected as Treasurer of the Company contemporaneously with his appointment as a Board member. Mr. Jacoby has been a licensed investment and insurance agent since 1973.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Company does not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions. During the fiscal year ended September 30, 2003, the Board of Directors held one formal meeting, which both Directors attended, and otherwise acted by consent of the Directors.

Directors do not receive any compensation for attendance at meetings of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth compensation paid or accrued to the executive officers of the Company. No director or officer will receive compensation exceeding $100,000 for any of the last three completed fiscal years.

Other

Name and Annual

Principal Fiscal Compen-

Position Year (1) Salary Bonus sation ($) (2)

(a) (b) (c) (d) (e)

-------------------------------------------------------------------------------------------------------------------------

Vincent A. Ferri, 2003 $40,200 -- --

President, CEO 2002 $36,850 -- --

and Director 2001 -- -- $52,353

Martin Jacoby, 2003 $36,850 -- --

Treasurer and 2002 $36,850 -- --

Director 2001 -- -- $52,353

________

(1) The Company's fiscal year ends September 30.

(2) Consists of deferred compensation accrued but not paid for services performed. The deferred compensation was paid through a settlement arrangement among the officers, the Company, and WFD Partnership, a general partnership of which both of the Company's officers and directors are partners ("WFD").

Except for the arrangements described in the foregoing table and the subsequent paragraph, the Company has no formal compensatory plan or contract with respect to the employment, resignation, retirement or termination of any director of officers, nor arising from a change of control of the Company.

In connection with the Transaction and upon the closing of the Transaction, the Board of Directors has approved severance pay to the existing officers in the approximate amount of $7,000 each.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares, based on information obtained from persons named below, of (i) each of the directors of the Company, (ii) each person known by the Company to be the beneficial owner of five percent or more of the outstanding Common Stock, and (iii) all executive officers and directors as a group, as of November 25, 2003. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares.

1. Prior to Closing of the Transaction

Name and Address of Amount and Nature of

Beneficial Owner Beneficial Ownership (2) Percent of Class (3)

Vincent A. Ferri (1) 2,000,000 (4) 52.8%

4830 Pine Tree Drive

Boynton Beach, FL 33436

Martin Jacoby (1) 2,000,000 (4) 52.8%

9866 NW 17th Street

Coral Springs, FL 33071

WFD Partnership 2,000,000 (4) 52.8%

4830 Pine Tree Drive

Boynton Beach, FL 33436

Dennis Jacoby 2,000,000 (4) 52.8%

412 Capri I

Delray Beach, FL 33434

All Executive Officers 2,000,000 (4) 52.8%

and Directors as a group

(2 persons)

_________________

(1) Officer and director.

(2) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3") and unless otherwise indicated represents shares for which the beneficial owner has shared voting and investment power.

(3) The percentage of class is calculated in accordance with Rule 13d-3 and assumes that the beneficial owner has exercised any options or other rights to subscribe which are currently exercisable within sixty (60) days and that no other options of rights to subscribe have been exercised by anyone else. As of September 30, 2003, and the date of filing of this Report, no options were outstanding.

(4) WFD is a Florida general partnership of which Vincent A. Ferri, Martin Jacoby, and Dennis Jacoby are the general partners. WFD is the record owner of 2,000,000 shares of the Company's Common Stock and pursuant to Rule 13d-3 each of its partners is deemed to be the beneficial owner of all 2,000,000 shares held by WFD.

2. Subsequent to Closing of the Transaction

The following table sets forth the number of shares, based on information obtained from persons named below, of (i) each of the directors of the Company, (ii) each person known by the Company to be the beneficial owner of five percent or more of the outstanding Common Stock, and (iii) all executive officers and directors as a group, immediately following the Transaction and completion of the Company's Rule 14(f) requirements:

Name and Address of Amount and Nature of

Beneficial Owner Beneficial Ownership Percent of Class

First Colony Merchant 2,000,000 52.8%

6767 West Flamingo Road, Suite 203

Las Vegas, Nevada 89103

All Executive Officers 0 0

and Directors as a group

(3 persons) (1)

_______________________

(1) Based upon information provided by First Colony to the Company with respect to Mr. Cammel only.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and persons who own more than 10% of the Common Stock of the Company ("Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. Based solely on the Company's review of forms furnished to the Company, the Company believes that the Company's executive officers, directors and more than 10% shareholders complied with all filing requirements applicable to them, except that the Company believes that First Colony is subject to the filing requirements of Section 16(a) and has not made any filing which would be required by that Section.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

At closing of the Transaction, the Company's two existing officers and directors each received, as partners of WFD, one-third of the net cash proceeds of $145,000 (after payment of WFD's expenses) and twenty-five thousand (25,000) shares each of the seventy-five thousand (75,000) shares of restricted Common Stock payable to WFD from the sale to First Colony of WFD's shares of Common Stock of the Company. Messrs. Ferri and Jacoby, as officers of the Company, will receive a one-time severance payment in the approximate amount of $7,000 each from the Company prior to their resignations, which are anticipated to occur no later than December 5, 2003.

Dated: November 25, 2003 ENVIRONMENTAL MONITORING AND TESTING CORPORATION

By: /s/ Vincent A. Ferri

Vincent A. Ferri, President